Statesman Corporate Finance, LLC

Statement of Financial Condition

For the Year Ended
December 31, 2019

This report is filed in accordance with Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934 as a Public Document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67454

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Statesman Corporate Finance, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 West Loop South, Suite 850
(No. and Street)

Houston	TX	77027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

14555 Dallas Parkway, Suite 300	Dallas	TX	75254
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Scott Actkinson_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of __Statesman Corporate Finance, LLC__, as of __December 31_____, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



SUZANNA MARIE CANALES
Notary ID #12317824
My Commission Expires
May 1, 2021

_____
Signature

Ceo

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Cash Flows.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).


MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Members
Statesman Corporate Finance, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Statesman Corporate Finance, LLC (the Company) as of December 31, 2019, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the *financial statement*). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Dallas, Texas
February 25, 2020

We have served as the Company's auditor since 2016.

STATESMAN CORPORATE FINANCE, LLC
Statement of Financial Condition
December 31, 2019

ASSETS

Cash and cash equivalents	$ 1,419,351
Accounts receivable	5,000
Prepaid expenses	2,258
	$ 1,426,609

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 89,122
State income tax payable	19,991
	109,113
Members' equity	1,317,496
	$ 1,426,609

The accompanying notes are an integral part of this financial statement.

STATESMAN CORPORATE FINANCE, LLC
Notes to Financial Statement
December 31, 2019

Note 1 - Summary of Significant Accounting Policies

Statesman Corporate Finance, LLC, (the "Company") operates as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(i). The Company provides merger and acquisition, capital sourcing, and other general corporate finance advisory services for businesses. The Company operates as a Texas Limited Liability Company ("LLC"). Its members have limited personal liability for the obligations or debts of the entity. The Company was incorporated on December 29, 2001 and became effective with the Financial Industry Regulatory Authority ("FINRA") in January 2007. The Company's customers are located throughout the United States.

For purposes of reporting cash flows, cash and cash equivalents include interest bearing accounts and certificates of deposit purchased with an original maturity of three months or less.

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that the performance obligation under the arrangement is completed (the closing date of the transaction) or the contract is cancelled, as the amount of revenue is constrained until that time due to factors outside the Company's control, including deal size and terms. However, for certain contracts, revenue is recognized over time for ongoing advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2019, there were no contract liabilities. As of January 1, 2019, the Company had receivables related to revenues from contracts with customers in the amount of $47,500 and collected the balance in its entirety.

The economic conditions which effect the firm's operations are related to overall trends in the economy and its impact on mergers and acquisitions activity.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company's net income will be taxed at the member level rather than at the corporate level for federal income tax purposes.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Note 2 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019, the Company had net capital of approximately $1,310,238 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .083 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to the members can be made under a capital distribution policy approved by the Company's members. Periodic distributions approved by the members are made in order to enable the members to pay federal income taxes on Company profits, among other purposes.

Note 3 -   Concentration Risk

The Company may at various times during the year have cash balances in excess of federally insured limits.

Note 4 -   Related Party Transactions/Economic Dependency

The Company and various entities are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

Note 5 -   Commitments, Contingencies and Guarantees

During the normal course of its operations, the Company may incur additional liabilities due to existing conditions, situations, legal claims, regulatory matters, or circumstances involving uncertainty as to possible loss to the Company that will ultimately be resolved when one or more future events occur or fail to occur. The Company does not have any commitments, contingencies and guarantees to report as of the fiscal year ended December 31, 2019 or the audit opinion date.